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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

May 7, 2021

Via Edgar

Ms. Elizabeth G. Miller

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Request for Withdrawal of Amended Exemptive Application for Bain Capital Specialty Finance, Inc. et al. (File No. 812-14766)

Dear Ms. Miller:

On behalf of Bain Capital Specialty Finance, Inc. and the additional applicants (collectively, the “Applicants”), we hereby request the withdrawal of the third amended and restated exemptive application (File No. 812-14766) (the “Amended Application”) filed by the Applicants on April 13, 2021. The Amended Application requested exemptive relief under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder, permitting certain joint transactions otherwise prohibited by the 1940 Act. Per your correspondence dated April 21, 2021, the Applicants re-filed the Amended Application as an initial application on April 23, 2021.

The Applicants hereby request to withdraw only the Amended Application and are not requesting withdrawal of the exemptive application first filed by the Applicants on April 20, 2017, and subsequently amended on October 4, 2017 and February 20, 2018, which was the subject of an exemptive order issued by the Securities and Exchange Commission on March 22, 2018. This filing for withdrawal of the Amended Application supersedes the withdrawal of an application for exemption that was filed on Form APP WD on April 23, 2021 by the Applicants.

If you have any questions concerning the foregoing, please call me at (212) 698-3525. Thank you for your attention to this matter.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

cc:	David Nicolardi, Branch Chief
Holly L. Hunter-Ceci, Assistant Chief Counsel
Michael Treisman
Terrence O. Davis